[Total S.A. Letterhead]

December 19, 2008

H. Roger Schwall,

Securities and Exchange Commission,

100 F. St, N.E.,

Washington, D.C. 20549-7010,

U.S.A.

Re:	TOTAL S.A.

Form 20-F for Fiscal Year Ended December 31, 2007

Filed April 2, 2008

Form 6-K Filed October 16, 2008

File No. 1-10888

Dear Mr. Schwall:

We are writing with respect to your letter dated December 18, 2008 containing a comment regarding the filings specified above. We anticipate responding to your comment on or before January 31, 2009.

Very truly yours,

/s/ Thierry Reveau de Cyrières
Thierry Reveau de Cyrières

cc:	Matthew Clayton

(Total S.A.)

Krystian Czerniecki

(Sullivan & Cromwell LLP)